UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2018

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 38 vessels we owned and operated as of September 30, 2018.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 5, 2018 (“the 2017 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of petrochemical gases, liquefied petroleum gas, or “LPG”, and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, reducing volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

Our fleet consists of 38 vessels. We have 33 semi- or fully-refrigerated handysize liquefied gas carriers, of which ten are ethylene/ethane capable. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cubic meters, or cbm. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

In addition, we have four midsize 37,300 cbm ethylene/ethane-capable semi-refrigerated liquefied gas carriers. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.

We have one 38,000 cbm fully-refrigerated gas carrier which trades predominately from the Caribbean and the Mediterranean to Morocco, carrying ammonia.

In addition, in January 2018, we entered into a 50/50 joint venture (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”). The Marine Export Terminal is expected to begin commercial operations in the fourth quarter of 2019 and will have the capacity to export approximately one million tons of ethylene annually.

Our Fleet

The following table sets forth our vessels as of November 13, 2018:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion (formerly known as Navigator Mars)	2000	22,085	Time charter	October 2020
Navigator Neptune	2000	22,085	Spot market	—
Navigator Pluto	2000	22,085	Time charter	June 2019
Navigator Saturn	2000	22,085	Spot market	—
Navigator Venus	2000	22,085	Spot market	—
Navigator Atlas	2014	21,000	Contract of affreightment	December 2018
Navigator Europa	2014	21,000	Contract of affreightment	December 2018
Navigator Oberon	2014	21,000	Spot Market	—
Navigator Triton	2015	21,000	Spot market	—
Navigator Umbrio	2015	21,000	Contract of affreightment	December 2018
Navigator Aurora	2016	37,300	Time charter	December 2026
Navigator Eclipse	2016	37,300	Time charter	November 2020
Navigator Nova	2017	37,300	Time charter	February 2019
Navigator Prominence	2017	37,300	Spot market	—

Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	November 2018
Navigator Aries	2008	20,750	Time charter	April 2020
Navigator Capricorn	2008	20,750	Time charter	February 2020
Navigator Gemini	2009	20,750	Spot market	—
Navigator Pegasus	2009	22,200	Time charter	June 2019
Navigator Phoenix	2009	22,200	Time charter	January 2019
Navigator Scorpio	2009	20,750	Spot market	—
Navigator Taurus	2009	20,750	Time charter	June 2019
Navigator Virgo	2009	20,750	Time charter	June 2019
Navigator Leo	2011	20,600	Time charter	December 2023
Navigator Libra	2012	20,600	Time charter	December 2023
Navigator Centauri	2015	21,000	Spot market	—
Navigator Ceres	2015	21,000	Spot market	—
Navigator Ceto	2016	21,000	Contract of affreightment	December 2018
Navigator Copernico	2016	21,000	Spot market	—
Navigator Luga	2017	22,000	Time charter	February 2022
Navigator Yauza	2017	22,000	Time charter	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	March 2019
Navigator Grace	2010	22,500	Spot market	—
Navigator Galaxy	2011	22,500	Time charter	March 2019
Navigator Genesis	2011	22,500	Spot market	—
Navigator Global	2011	22,500	Time charter	November 2018
Navigator Gusto	2011	22,500	Time charter	October 2019
Navigator Jorf	2017	38,000	Time charter	August 2027

Recent Developments

2018 Senior Secured Bonds

On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $72.0 million) with Norsk Tillitsmann ASA as the bond trustee (the “2018 Bonds”). The net proceeds will be used to partially finance our portion of the capital cost of construction of the Export Terminal Joint Venture. The 2018 Bonds are secured by four of the Company’s ethylene capable vessels. The 2018 Bonds are governed by Norwegian law and are expected to be listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest on the 2018 Bonds is payable quarterly at 3 month NIBOR plus 6.0% per annum, calculated on a 360-day year basis. The 2018 Bonds will mature in full on November 2, 2023.

Ethylene Marine Export Terminal

On May 29, 2018 the Company announced the beginning of construction on the Export Terminal Joint Venture to construct the Marine Export Terminal to be located at Morgan’s Point, Texas facility on the Houston Ship Channel that will have the capacity to export approximately one million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. The project is initially supported by two long-term contracts with ethylene producer Flint Hills Resources and a major Japanese trading company with further contracts expected over the next quarter. Commercial operations are scheduled to begin in the fourth quarter of 2019, with the refrigerated storage expected to be completed later in 2020.

As of September 30, 2018, the Company had contributed $25.0 million of our expected $155.0 million share of the capital cost of the Marine Export Terminal construction from the Company’s available cash resources. In November 2018, we contributed a further $11.0 million to the Export Terminal Joint Venture of our expected share of the capital cost using the proceeds of the 2018 Bonds. We expect to contribute a further $5.0 million before the end of the year and approximately $70.0 million during 2019.

Trends and Outlook

During the third quarter of 2018, we entered into two new time charters for niche LPG trade along the west coasts of South America and Africa respectively. Additionally, we undertook a new charter for the transportation of two west coast Australia LPG cargoes to South East Asia as well as a renewal of a one-year time charter with Algeria’s state oil company at around a 30% increase in charter hire compared to the expiring rate. These additional time charter commitments indicate a firming in utilization in the near term as the market tightens and sentiment improves.

Long haul spot activity across the petrochemical segment (butadiene, crude C4, raffinate and butene-1) continued into the third quarter, with cargoes emanating from North West Europe, the Eastern Mediterranean and from Brazil, into the U.S. Gulf markets with an increasing frequency. There were also long haul voyages to both the Middle East and to Far East Asia concluded from North Europe during this third quarter.

Long haul ethylene activity continued, though this was tempered by the shutdown for maintenance of the only existing US export terminal at Targa, Houston, for the month of September. This shortfall was taken up, however, by ethylene tons moving from North West Europe, the Mediterranean, the Red Sea and the Middle East. Petrochemical voyages achieved charter rates of up to approximately $22,000 per day during the third quarter, whereas rates for standard LPG transportation remained at approximately $15,000 per day. The majority of the assessed earnings estimates from third party brokers are improving across the entire gas carrier industry and the sentiment is positive going forward on the back of a reducing orderbook and incremental volume from infrastructure projects such as the Mariner East II pipeline system on the U.S. East Coast which is expected to become operational in December of this year followed by AltaGas Canada West Coast export terminal during the first quarter of 2019.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our prospects:

•	We have been increasing our fleet size. Our historical financial performance has been significantly impacted by the increasing size of our fleet.

•

During the first nine months of 2017, we took delivery of four vessels; Navigator Nova and Navigator Luga in January 2017; Navigator Yauza in April 2017 and Navigator Jorf in August 2017 giving a weighted average fleet size of 35.8 vessels for the nine months ended September 30, 2017. Following the completion of our newbuilding program in November 2017 with the delivery of Navigator Prominence, our fleet size was 38.0 vessels throughout the nine months ended September 30, 2018. Given the increase in the number of operating vessels in our fleet, our historical financial statements reflect significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•

We will have different financing arrangements. We have entered into secured term loan facilities and revolving credit facilities and have issued senior unsecured bonds to finance the acquisitions of vessels and the construction of all the vessels in our newbuilding program (completed in November 2017), and to refinance certain debt maturities. We have also issued new senior secured bonds. Please read “—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” and “2017 Senior Unsecured Bonds” and “2018 Senior Secured Bonds”.

•

Changes in Accounting Standards. On January 1, 2018 we adopted the new accounting standard described below. Please read Note 1 (Basis of Presentation) to our unaudited condensed consolidated financial statements attached hereto for more information regarding this standard and other recently adopted new accounting standards.

•

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). We have adopted the new accounting standard on revenue recognition using the modified retrospective method to incorporate the cumulative effect at the date of initial application for reporting periods presented beginning January 1, 2018. By using the modified retrospective method approach, we have made an adjustment to the consolidated statement of shareholders’ equity which represents the amount of net revenue that would not have been recognized in retained earnings for the year ended December 31, 2017 under ASU 2014-09. Consequently, the comparable amounts for the three and nine months ended September 30, 2017 have not been adjusted.

Results of Operations for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2018

The following table compares our operating results for the three months ended September 30, 2017 and 2018:

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018	Percentage Change
	(in thousands, except percentages)
Operating revenue:	$70,211	$80,843	15.1%
Operating expenses:
Brokerage Commissions	1,191	1,434	20.4%
Voyage expenses	12,246	17,251	40.9%
Vessel operating expenses	25,106	26,873	7.0%
Depreciation and amortization	18,787	18,846	0.3%
General and administrative costs	3,932	4,176	6.2%
Other corporate expenses	653	691	5.8%

Total operating expenses	$61,915	$69,271	11.9%

Operating income	$8,296	$11,572	39.5%
Interest expense	(9,426)	(11,014)	16.8%
Interest income	139	202	45.3%

(Loss)/Income before income taxes	$(991)	$760	—
Income taxes	(102)	(137)	34.3%

Net (loss)/income	$(1,093)	$623	—

Operating Revenue. Operating revenue, net of address commission, increased by $10.6 million or 15.1% to $80.8 million for the three months ended September 30, 2018, from $70.2 million for the three months ended September 30, 2017. This increase was principally due to:

•

an increase in operating revenue of approximately $1.6 million attributable to an increase in the weighted average number of vessels from 36.8 for the three months ended September 30, 2017 to 38.0 for the three months ended September 30, 2018, and a corresponding increase in vessel ownership days by 112 days, or 3.3%, for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017;

•

an increase in operating revenue of approximately $2.2 million attributable to an increase in average charter rates, which increased to an average of approximately $638,446 per vessel per calendar month ($20,987 per day) for the three months ended September 30, 2018 compared to an average of approximately $615,195 per vessel per calendar month ($20,226 per day) for the three months ended September 30, 2017. This was primarily as a result of the continuing weak LPG markets which accounted for a decrease of $0.2 million, offset by the adoption of ASU 2014-09, the new accounting standard that requires revenue for voyage charters to be recognized between load port and discharge port only, rather than the previous method of recognizing revenue between the prior discharge port to the following discharge port, accounting for an increase of $2.4 million;

•

an increase in operating revenue of approximately $1.8 million attributable to an increase in fleet utilization from 85.0% during the three months ended September 30, 2017 to 87.5% during the three months ended September 30, 2018; and

•	an increase in operating revenue of approximately $5.0 million primarily attributable to an increase in pass through voyage costs.

The following table presents selected operating data for the three months ended September 30, 2017 and 2018, which we believe are useful in understanding the basis for movement in our operating revenue.

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018
Fleet Data:
Weighted average number of vessels	36.8	38.0
Ownership days	3,384	3,496
Available days	3,371	3,464
Operating days	2,866	3,030
Fleet utilization	85.0%	87.5%
Average daily time charter equivalent rate (*)	$20,226	$20,987

*

Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$70,211	$80,843
Voyage expenses	12,246	17,251

Operating revenue less Voyage expenses*	57,965	63,592

Operating days	2,866	3,030
Average daily time charter equivalent rate	$20,226	$20,987

*

We have adopted the new accounting standard ASU 2014-09 for revenue recognition using the modified retrospective method, which incorporates the cumulative effect of prior years in January 1, 2018. Consequently, the three months ended September 30, 2017 has not been adjusted.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 5% of operating revenue, increased to $1.4 million for the three months ended September 30, 2018, from $1.2 million for the three months ended September 30, 2017. This was primarily related to the increase in the amount of revenue on which the commissions are based.

Voyage Expenses. Voyage expenses increased by 40.9% to $17.3 million for the three months ended September 30, 2018, from $12.2 million for the three months ended September 30, 2017. This was primarily due to an increase in the cost of bunkers associated with voyage charters over the quarter as compared to the same quarter in 2017. These voyage costs are pass through costs, compensated for by increased revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 7.0% to $26.9 million for the three months ended September 30, 2018, from $25.1 million for the three months ended September 30, 2017, as the average number of vessels in our fleet increased by 3.3%, from an average of 36.8 vessels in the fleet during the three months ended September 30, 2017 to 38.0 vessels during the three months ended September 30, 2018. Average daily vessel operating expenses increased by $239 per day or 3.2% to $7,687 per vessel per day for the three months ended September 30, 2018, compared to $7,448 per vessel per day for the three months ended September 30, 2017.

Depreciation and Amortization. Depreciation and amortization increased by 0.3% to $18.9 million for the three months ended September 30, 2018, from $18.8 million for the three months ended September 30, 2017. This was primarily due to an increase in our weighted average fleet size of 3.3% from an average of 36.8 for the three months ended September 30, 2017, to 38.0 for the three months ended September 30, 2018 offset by amortization of capitalized drydocking costs which reduced to $1.8 million for the three months ended September 30, 2018, compared to $2.5 million for the three months ended September 30, 2017.

Other Operating Results

General and Administrative Costs. General and administrative costs increased by 6.2%, or $0.3 million, to $4.2 million for the three months ended September 30, 2018, from $3.9 million for the three months ended September 30, 2017. The increase in general and administrative costs was primarily due to an increase in the number of employees in the Company during the three months ended September 30, 2018, compared to the three months ended September 30, 2017, to enable us to provide in-house technical management for an increasing number of our vessels.

Other Corporate Expenses. Other corporate expenses increased by 5.8%, to $0.7 million for the three months ended September 30, 2018, compared to $0.7 million for the three months ended September 30, 2017.

Interest Expense. Interest expense increased by 16.8%, or $1.6 million, to $11.0 million for the three months ended September 30, 2018, from $9.4 million for the three months ended September 30, 2017. The increase was primarily due to an increase in U.S. LIBOR. Interest capitalized on newbuilding installment payments for the three months ended September 30, 2017 was $0.3 million, prior to the completion of our newbuilding program in November 2017. Interest capitalized in the three months ended September 30, 2018 of $0.5 million relates to installment payments on the investment in the Export Terminal Joint Venture.

Income Taxes. Income tax related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the three months ended September 30, 2018, we had a tax charge of $137,364, compared to taxes of $101,717 for the three months ended September 30, 2017.

Results of Operations for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2018

The following table compares our operating results for the nine months ended September 30, 2017 and 2018:

	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Percentage Change
	(in thousands, except percentages)
Operating revenue	$221,911	$231,813	4.5%
Operating expenses:
Brokerage Commissions	4,105	3,793	(7.6%)
Voyage expenses	40,761	46,158	13.2%
Vessel operating expenses	74,012	79,624	7.6%
Depreciation and amortization	54,725	57,256	4.6%
General and administrative costs	10,262	12,225	19.1%
Other corporate expenses	1,605	1,901	18.4%

Total operating expenses	$185,470	$200,957	8.4%

Operating income	$36,441	$30,856	(15.3%)
Interest expense	(27,724)	(32,891)	18.6%
Write off of deferred financing costs	(1,281)	—	—
Write off of call premium and redemption charges on 9% unsecured bond	(3,517)	—	—
Interest income	371	561	51.2%

Income/(loss) before income taxes	$4,290	$(1,474)	—
Income taxes	(391)	(366)	(6.4%)

Net income/(loss)	$3,899	$(1,840)	—

Operating Revenue. Operating revenue, net of address commission, increased by $9.9 million or 4.5% to $231.8 million for the nine months ended September 30, 2018, from $221.9 million for the nine months ended September 30, 2017. This increase was principally due to:

•

an increase in operating revenue of approximately $10.1 million attributable to an increase in the weighted average number of vessels from 35.8 for the nine months ended September 30, 2017 to 38.0 for the nine months ended September 30, 2018, and a corresponding increase in vessel ownership days by 604 days, or 6.2%, for the nine months ended September 30, 2018, as compared to the nine months ended September 30, 2017;

•

a decrease in operating revenue of approximately $9.8 million attributable to a decrease in average charter rates, which reduced to an average of approximately $610,865 per vessel per calendar month ($20,083 per day) for the nine months ended September 30, 2018 compared to an average of approximately $643,916 per vessel per calendar month ($21,170 per day) for the nine months ended September 30, 2017. This was primarily as a result of the continuing weak LPG markets which accounted for a decrease of $12.1 million, offset by the adoption of ASU 2014-09, the new accounting standard that requires revenue for voyage charters to be recognized between load port and discharge port only, rather than the previous method of recognizing revenue between the prior discharge port to the following discharge port, accounting for an increase of $2.3 million;

•

an increase in operating revenue of approximately $4.2 million attributable to an increase in fleet utilization from 87.8% during the nine months ended September 30, 2017 to 89.8% during the nine months ended September 30, 2018; and

•	an increase in operating revenue of approximately $5.4 million primarily attributable to an increase in pass through voyage costs.

The following table presents selected operating data for the nine months ended September 30, 2017 and 2018, which we believe are useful in understanding the basis for movements in operating revenue.

	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2018
Fleet Data:
Weighted average number of vessels	35.8	38.0
Ownership days	9,770	10,374
Available days	9,745	10,290
Operating days	8,557	9,244
Fleet utilization	87.8%	89.8%
Average daily time charter equivalent rate (*)	$21,170	$20,083

*

Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2018
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$221,911	$231,813
Voyage expenses	40,761	46,158

Operating revenue less Voyage expenses*	181,150	185,655

Operating days	8,557	9,244
Average daily time charter equivalent rate	$21,170	$20,083

*

We have adopted the new accounting standard ASU 2014-09 for revenue recognition using the modified retrospective method, which incorporates the cumulative effect of prior years in January 1, 2018. Consequently, the nine months ended September 30, 2017 has not been adjusted.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 5% of operating revenue, decreased by 7.6% or $0.3 million to $3.8 million for the nine months ended September 30, 2018, from $4.1 million for the nine months ended September 30, 2017. This was primarily related to having more vessels on time charter employment giving rise to lower commission rates.

Voyage Expenses. Voyage expenses increased by 13.2% to $46.2 million for the nine months ended September 30, 2018 from $40.8 million for the nine months ended September 30, 2017. This was primarily due to an increase in the cost of bunkers associated with voyage charters during the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017. These voyage costs are pass through costs, compensated for by increased revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 7.6% to $79.6 million for the nine months ended September 30, 2018, from $74.0 million for the nine months ended September 30, 2017, as the number of vessels in our fleet increased. Average daily vessel operating expenses increased by $81 per day to $7,675 per vessel per day for the nine months ended September 30, 2018, compared to $7,594 per vessel per day for the nine months ended September 30, 2017. During the nine months ended September 30, 2018, we received amounts from insurance claims on a number of our vessels, relating to costs for auxiliary engine repairs that had been expensed in prior years. These receipts reduced the daily operating expenses by $68 per vessel per day and were credited back to vessel operating expenses for the nine months ended September 30, 2018.

Depreciation and Amortization. Depreciation and amortization increased by 4.6% to $57.3 million for the nine months ended September 30, 2018, from $54.7 million for the nine months ended September 30, 2017. This was primarily due to an increase in our weighted average fleet size of 6.1% from an average of 35.8 for the nine months ended September 30, 2017, to 38.0 for the nine months ended September 30, 2018. Depreciation and amortization includes amortization of capitalized drydocking costs of $6.1 million for the nine months ended September 30, 2018, compared to $7.1 million for the nine months ended September 30, 2017.

Other Operating Results

General and Administrative Costs. General and administrative costs increased by 19.1%, or $1.9 million, to $12.2 million for the nine months ended September 30, 2018, from $10.3 million for the nine months ended September 30, 2017. The increase in general and administrative costs was primarily due to increased office lease costs and an increase in the number of employees during the nine months ended September 30, 2018, to enable us to provide in-house technical management for an increasing number of our vessels.

Other Corporate Expenses. Other corporate expenses increased by 18.4%, or $0.3 million, to $1.9 million for the nine months ended September 30, 2018, from $1.6 million for the nine months ended September 30, 2017. The increase was primarily due to the foreign exchange movement on non-U.S. Dollar bank accounts within the Company as the U.S Dollar has strengthened against those currencies.

Interest Expense. Interest expense increased by 18.6%, or $5.2 million, to $32.9 million for the nine months ended September 30, 2018, from $27.7 million for the nine months ended September 30, 2017. The increase was primarily due to an increase in U.S. LIBOR. Interest capitalized on newbuilding installment payments for the nine months ended September 30, 2017 was $1.3 million, prior to the completion of our newbuilding program in November 2017. Interest capitalized in the nine months ended September 30, 2018 of $0.5 million relates to installment payments on the investment in the Export Terminal Joint Venture.

Write off of deferred financing costs. The write off of deferred financing costs of $1.3 million for the nine months ended September 30, 2017 related to the remaining unamortized deferred financing costs of the 2012 Bonds that we redeemed prior to their maturity date and the February 2013 Secured Term Loan Facility that was re-financed prior to its maturity date. No loan refinancing occurred in the nine months ended September 30, 2018.

Write off of call premium and redemption charges on 9.0% senior unsecured bond. In connection with a call option under the terms of the 2012 Bonds, pursuant to which we redeemed all of the outstanding principal amount thereof in February 2017, we incurred $3.5 million in charges for the nine months ended September 30, 2017 that were written off, consisting of a redemption charge of $2.5 million and $1.0 million in interest notice penalty on such bonds prior to maturity.

Income Taxes. Income tax related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the nine months ended September 30, 2018, we had a tax charge of $365,860, compared to taxes of $390,621 for the nine months ended September 30, 2017.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the investment in the Export Terminal Joint Venture, acquisition and construction of vessels, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of the Marine Export Terminal in our Export Terminal Joint Venture. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities” and “2017 Senior Unsecured Bonds” and “2018 Senior Secured Bonds”.

Our primary sources of funds have been cash from operations, bank borrowings and proceeds from bond issuances. As of September 30, 2018, we had cash and cash equivalents of $50.5 million along with $20.0 million available borrowing capacity under our secured term loan and revolving credit facilities. In compliance with our bank facilities we are required to maintain a cash balance at the greater of $25.0 million or 5% of debt, which as at September 30, 2018 equated to $41.5 million.

As of September 30, 2018, our total current liabilities exceeded our total current assets by $5.7 million. This net current liability is primarily due to a lower cash balance as a result of payments for the investment in our Export Terminal Joint Venture; as well as losses made during the nine months ended September 30, 2018. As of September 30, 2018, we had an aggregate of $20.0 million available borrowing capacity under one of our revolving credit facilities, which in addition to cash generated from operations will cover this net current liability shortfall of $5.7 million.

In July and September 2018, we drew down a total of $18.1 million under the October 2016 and June 2017 Secured Term Loan and Revolving Credit Facilities in order to partially finance a $15.0 million capital contribution to our Export Terminal Joint Venture. As of September 30, 2018, we have contributed $25.0 million of our expected $155.0 million share of the capital cost of construction for the Marine Export Terminal from the Company’s available cash resources.

Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the nine months ended September 30, 2017 and 2018:

	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2018
	(in thousands)
Net cash provided by operating activities	$51,955	$55,774
Net cash used in investing activities	(150,614)	(25,035)
Net cash provided by/(used in) financing activities	76,525	(42,390)
Net decrease in cash and cash equivalents	(22,134)	(11,651)

Operating Cash Flows. Net cash provided by operating activities for the nine months ended September 30, 2018 increased to $55.8 million, from $52.0 million for the nine months ended September 30, 2017, an increase of 7.4% or $3.8 million. This increase was primarily due to changes in working capital movements, reduced by lower net income and payments for dry docking costs.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Five of our vessels were drydocked during the nine months ended September 30, 2018, with one drydocking scheduled for the remainder of 2018.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities of $25.0 million for the nine months ended September 30, 2018 consisted of our investment in our Export Terminal Joint Venture of $25.0 million, capitalized interest of $0.5 million and associated costs of $0.5 million, partially offset by insurance recoveries on an existing damage claim of $1.0 million.

Net cash used in investing activities of $150.6 million for the nine months ended September 30, 2017 primarily consisted of payments made for final installments on the deliveries of the four newbuildings Navigator Nova, Navigator Luga, Navigator Yauza and Navigator Jorf and $10.7 million of other construction related costs, including capitalized interest of $1.9 million associated with our newbuildings, partially offset by $1.0 million received in respect of outstanding insurance claims. In addition, we placed $25.0 million in a short-term investment.

Financing Cash Flows. Net cash used in financing activities of $42.4 million for the nine months ended September 30, 2018 relates to regular quarterly loan repayments of $64.3 million, partially offset by proceeds from drawing down $21.9 million from the October 2016 and June 2017 Secured Term Loan and Revolving Credit Facilities which was used for our investment in the Export Terminal Joint Venture and for general corporate purposes.

Net cash provided by financing activities of $76.5 million for the nine months ended September 30, 2017, primarily represents $334.0 million drawn from our secured term loan and revolving credit facilities to finance the delivery installments of the newbuildings Navigator Nova, Navigator Luga, Navigator Yauza and Navigator Jorf as well as for general corporate purposes, partially offset by the repayment of a net $27.5 million in our bonds, being the difference between our issuance of $100.0 million in aggregate principal amount of our 2017 Bonds (as defined below) less the repayment of $127.5 million in outstanding principal and redemption premium of our 2012 Bonds, $143.1 to redeem the February 2013 Secured Term Loan Facility, $83.0 million in regular quarterly loan repayments and financing costs of $3.9 million associated with the issuance of debt.

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in our 2017 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of September 30, 2018:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Available amounts undrawn at September 30, 2018	Interest rate	Loan Maturity date
	(in millions)
January 2015	278.1	206.2	—	US LIBOR + 270 BPS	June 2020 - 2023	*
December 2015	290.0	250.8	—	US LIBOR + 210 BPS	December 2022
October 2016	220.0	132.7	20.0	US LIBOR + 260 BPS	November 2023
June 2017	160.8	140.1	—	US LIBOR + 230 BPS	June 2023

Total	$948.9	$729.8	$20.0

*	The January 2015 facility tranches mature over a range of dates, from June 2020 to April 2023.

As of September 30, 2018, the Company had approximately $20.0 million in available borrowing capacity under its October 2016 Secured Term Loan and Revolving Credit Facility.

On June 29, 2018 the Company obtained approval to amend one of the covenants in each of its bank loan facilities. The covenant, requiring the ratio of Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) to be at least two and a half times or three times interest has been amended to a requirement of two times interest, up to and including September 30, 2020. In addition, the definition of interest under these facilities now excludes interest due or payable relating to debt financing obtained by the Company in relation to its obligations associated with the construction of the Marine Export Terminal.

Under the terms of these amendments dividends may not be declared or paid by the Company until on or after December 31, 2020.

The borrowers are required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. If the market value of the collateral vessels is less than 135% of the outstanding indebtedness under the January 2015 facility or 125% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 135% or 125% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of June 30, 2018, we had an aggregate excess of $358.8 million above the levels required by these covenants, in addition to five additional vessels that are unsecured.

Financial Covenants. The secured term loan facilities and the revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•

the borrowers have cash and cash equivalents (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than $25.0 million or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•

the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility or as amended), on a trailing four quarter basis, is no less than 2.00 to 1.00, until September 30, 2020 and no less than 2.50 to 1.00 or 3.00 to 1.00 thereafter;

•	the borrower maintains a minimum ratio of shareholder equity to total assets of 30%.

Restrictive Covenants. The secured term loan facilities and the revolving credit facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness until December 31, 2020 or thereafter, if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities and revolving credit facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2018, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds. Under the bond agreement governing the 2017 Bonds (the “2017 Bond Agreement”), we have the option to issue additional bonds up to maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2017 Bonds is payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on August 10 and February 10 of each year.

Maturity. The 2017 Bonds mature in full on February 10, 2021.

Optional Redemption. We may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed; from February 11, 2019 until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 until August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2017 Bond Agreement), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2017 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the 2017 Bond Agreement) of not less than 2.25 to 1.0; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2017 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2018, we were in compliance with all covenants under the 2017 Bonds.

Restrictive Covenants. The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

2018 Senior Secured Bonds

General. On October 22, 2018, we successfully closed a deal to issue senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) with Norsk Tillitsmann ASA as the bond trustee (the “2018 Bonds”). Settlement of the Bonds will be on November 2, 2018. The net proceeds will be used to part finance the Export Terminal Joint Venture. The 2018 Bonds will be governed by Norwegian law and will be listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Security. The 2018 Bonds will be secured on four of the Company’s ethylene vessels.

Interest. Interest on the 2018 Bonds is payable quarterly at 3 month NIBOR plus 6.0% per annum, calculated on a 360-day year basis.

Maturity. The 2018 Bonds will mature in full on November 2, 2023.

Optional Redemption. We may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2018 Bond Agreement), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2018 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Equity Ratio of at least 30%.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of September 30, 2018.

	Remainder of 2018	2019	2020	2021	2022	Thereafter	Total
		(in thousands)
Ethylene terminal capital contributions *	16,000	86,000	28,000	—	—	—	130,000
Secured term loan facilities and revolving credit facilities	19,062	70,600	128,725	60,600	302,461	148,352	729,800
2017 Bonds	—	—	—	100,000	—	—	100,000
Office leases	379	1,516	1,303	1,151	111	—	4,460

Total contractual obligations	$35,441	$158,116	$158,028	$161,751	$302,572	$148,352	$964,260

*	On November 7, 2018, the Company made a capital contribution of $11.0 million reducing the expected contributions required for the remainder of 2018 from $16.0 million to $5.0 million.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, which may include, among other things, borrowings under credit facilities or other debt, and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2017 Annual Report. There have been no significant changes to our estimates and assumptions in the nine months ended September 30, 2018.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities and revolving credit facilities that bear interest at an interest rate of US LIBOR plus 210 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $7.3 million in annual interest paid on our indebtedness outstanding as at September 30, 2018, under the secured term loan facilities and revolving credit facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, the significant majority of our revenues are in U.S. Dollars, with some revenue in Indonesian Rupiah and in Euro. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced, mainly U.S. Dollar, but also the Euro and the British Pound. We incur some vessel operating expenses and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect on these costs would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

On November 2, 2018, we issued senior secured bonds in an aggregate amount of NOK 600 million. We expect to enter into a cross currency swap to mitigate the risk of currency movements for both interest payments during the five-year tenor of these bonds and for principal repayments at maturity in November 2023.

Inflation

Certain amounts of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces.

Increases in bunker (fuel) costs can have a material effect on our operations if the number of our time charters reduce and consequently the number and duration of our voyage charters or contracts of affreightment (“COA’s”) increase. As of September 30, 2018, we had 22 vessels on time charter, under which the charterers pay for the bunkers on those vessels. For our vessels employed under voyage charters or COA’s, we incur the cost of bunkers which, at least in the short term, reduces time charter equivalent rates. During the third quarter of 2018, we purchased approximately 36,300 tons of bunkers for our vessels at prices up to 30% higher, or approximately $3.5 million more, than a year ago.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At September 30, 2018, no more than five of our vessels were employed by the same charterer.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2018 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our ability to meet our expectations regarding the construction and financing of the Marine Export Terminal and our expectations regarding the financial success of the Marine Export Terminal and the Export Terminal Joint Venture; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2017	September 30, 2018
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$62,109	$50,458
Accounts receivable, net	14,889	13,800
Accrued income	15,791	6,817
Prepaid expenses and other current assets	11,340	16,302
Bunkers and lubricant oils	8,008	10,550

Total current assets	112,137	97,927
Non-current assets
Vessels in operation, net	1,740,139	1,688,011
Investment in equity accounted joint venture	—	25,994
Property, plant and equipment, net	1,611	1,363

Total non-current assets	1,741,750	1,715,368

Total assets	$1,853,887	$1,813,295

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$81,559	$70,261
Accounts payable	8,071	7,258
Accrued expenses and other liabilities	12,478	16,669
Accrued interest	3,500	1,779
Deferred income	4,824	7,708

Total current liabilities	110,432	103,675

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	681,658	651,918
Senior unsecured bond, net of deferred financing costs	98,584	98,925

Total non-current liabilities	780,242	750,843

Total liabilities	890,674	854,518
Commitments and contingencies (see note 9)
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,656,304 shares issued and outstanding, (2017: 55,529,762)	555	557
Additional paid-in capital	589,436	590,199
Accumulated other comprehensive loss	(277)	(286)
Retained earnings	373,499	368,307

Total stockholders’ equity	963,213	958,777

Total liabilities and stockholders’ equity	$1,853,887	$1,813,295

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended September 30, (in thousands except share data)		Nine months ended September 30, (in thousands except share data)
	2017	2018	2017	2018
Revenues
Operating revenue	$70,211	$80,843	$221,911	$231,813

Expenses
Brokerage commissions	1,191	1,434	4,105	3,793
Voyage expenses	12,246	17,251	40,761	46,158
Vessel operating expenses	25,106	26,873	74,012	79,624
Depreciation and amortization	18,787	18,846	54,725	57,256
General and administrative costs	3,932	4,176	10,262	12,225
Other corporate expenses	653	691	1,605	1,901

Total operating expenses	61,915	69,271	185,470	200,957

Operating income	8,296	11,572	36,441	30,856
Other income/(expense)
Interest expense	(9,426)	(11,014)	(27,724)	(32,891)
Write off of deferred financing costs	—	—	(1,281)	—
Write off of call premium and redemption charges on 9% unsecured bond	—	—	(3,517)	—
Interest income	139	202	371	561

(Loss)/income before income taxes	(991)	760	4,290	(1,474)
Income taxes	(102)	(137)	(391)	(366)

Net (loss)/income	$(1,093)	$623	$3,899	$(1,840)

(Loss)/Earnings per share:
Basic:	$(0.02)	$0.01	$0.07	$(0.03)
Diluted:	$(0.02)	$0.01	$0.07	$(0.03)

Weighted average number of shares outstanding:
Basic:	55,531,831	55,656,304	55,531,831	55,620,149
Diluted:	55,531,831	56,000,240	55,877,163	55,620,149

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30, (in thousands)		Nine months ended September 30, (in thousands)
	2017	2018	2017	2018
Net income / (loss)	$(1,093)	$623	$3,899	$(1,840)
Other Comprehensive Income / (Loss):
Foreign currency translation gain / (loss)	87	57	252	(9)

Total Comprehensive (Loss) / Income:	$(1,006)	$680	$4,151	$(1,849)

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	(in thousands, except number of shares)
	Common Stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total
January 1, 2017	55,436,087	$554	$588,024	$(287)	$368,189	$956,480
Restricted shares issued March 23, 2017	93,675	1	—	—	—	1
Net income	—	—	—	—	5,310	5,310
Foreign currency translation	—	—	—	10	—	10
Share-based compensation	—	—	1,412	—	—	1,412

December 31, 2017	55,529,762	555	589,436	(277)	373,499	963,213
Adjustment to equity for the adoption of the new revenue standard	—	—	—	—	(3,352)	(3,352)
Restricted shares issued March 20, 2018	126,542	2	—	—	—	2
Net loss	—	—	—	—	(1,840)	(1,840)
Foreign currency translation	—	—	—	(9)	—	(9)
Share-based compensation	—	—	763	—	—	763

September 30, 2018	55,656,304	$557	$590,199	$(286)	$368,307	$958,777

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2017	Nine Months ended September 30, 2018
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income/(loss)	$3,899	$(1,840)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	54,725	57,256
Payment of drydocking costs	(401)	(4,875)
Adjustment to equity for the adoption of the new revenue standard	—	(3,352)
Call option premium on redemption of 9.00% unsecured bond	2,500	—
Prior year expenses recovered in insurance claim	(504)	(776)
Amortization of share-based compensation	1,117	765
Amortization of deferred financing costs	3,107	1,692
Unrealized foreign exchange	243	39
Changes in operating assets and liabilities
Accounts receivable	(10,090)	1,089
Bunkers and lubricant oils	(570)	(2,542)
Prepaid expenses and other current assets	(125)	3,777
Accounts payable, accrued interest and other liabilities	(1,946)	4,541

Net cash provided by operating activities	51,955	55,774

Cash flows from investing activities
Payment to acquire vessels	(1,112)	69
Investment in equity accounted joint venture	—	(25,994)
Payment for vessels under construction	(124,149)	—
Purchase of other property, plant and equipment	(1,623)	(120)
Receipt of shipyard penalty payments	280	—
Insurance recoveries	990	1,010
Placement of short term investment	(25,000)	—

Net cash used in investing activities	(150,614)	(25,035)

Cash flows from financing activities
Proceeds from secured term loan facilities	333,983	21,900
Issuance of 7.75% senior unsecured bonds	100,000	—
Repayment of 9.00% senior unsecured bonds	(127,500)	—
Issuance costs of 7.75% senior unsecured bonds	(1,819)	—
Direct financing costs of senior term loan facilities	(2,054)	—
Repayment of secured term loan facilities	(226,085)	(64,290)

Net cash provided by/(used in) financing activities	76,525	(42,390)

Net decrease in cash and cash equivalents	(22,134)	(11,651)
Cash and cash equivalents at beginning of period	57,272	62,109

Cash and cash equivalents at end of period	$35,138	$50,458

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$22,108	$33,438

Total tax paid during the period	$428	$107

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of September 30, 2018; the results of operations for the three and nine months ended September 30, 2018 and 2017, the statement of stockholders’ equity for the nine months ended September 30, 2018, and cash flows for the nine months ended September 30, 2018 and 2017. Unless the context otherwise requires, all references in the unaudited condensed consolidated financial statements to “our,” “we,” and “us” refer to the Company.

As of September 30, 2018, our total current liabilities exceeded our total current assets by $5.7 million. This net current liability is primarily due to a payment of $15.0 million as a further investment to our 50/50 joint venture (the “Export Terminal Joint Venture”) to construct an ethylene marine export terminal (the “Marine Export Terminal”) at Morgan’s Point, Texas; as well as losses made during the nine months ended September 30, 2018. As of September 30, 2018, we had an aggregate of $20.0 million available borrowing capacity under one of our revolving credit facilities, to cover this net current liability shortfall of $5.7 million.

As of September 30, 2018, we have contributed $25.0 million of our expected $155.0 million share of the capital cost of the construction for the Marine Export Terminal.

On January 31, 2018, the Company announced the execution of definitive agreements creating the Export Terminal Joint Venture. Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which significant influence or joint control ceases.

On January 1, 2018 the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company has adopted the standard using the modified retrospective method to incorporate the cumulative effect on all contracts at the date of initial application for reporting periods presented beginning January 1, 2018. By using the modified retrospective method approach we have made an adjustment to the consolidated statement of shareholders’ equity of $3.4 million which represents the amount of net revenue that would not have been recognized in retained earnings for the year ended December 31, 2017 under ASU 2014-09.

The Company receives its revenue streams from three different sources; vessels on time charters; voyage charters; and contracts of affreightment (“COA”). With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as the performance obligation is satisfied. In the case of voyage charters or COA’s, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue under these performance obligations is recognized on a load port to discharge port basis and determines percentage of completion for all voyage charters on a time elapsed basis. This approach differs from previous generally accepted accounting principles (“U.S. GAAP”) whereby under a voyage charter or a COA the revenue was recognized from the later of the charter party date and the date of completion of the previous discharge port until the following discharge port. This had the effect of recognizing the revenue over a shorter period of time as the performance obligation commences from the loading of the cargo rather than from the inception of the contract. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port. Time charter revenue is payable monthly in advance whilst revenue from voyage charters and COAs is due upon discharge of the cargo at the discharge port.

Under the new revenue recognition standard, the Company has identified certain costs incurred to obtain or fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis.

Operating revenue

The following table compares our operating revenue by the source of revenue stream for the three and nine months ended September 30, 2017 and 2018:

	Three months ended September 30, (in thousands)		Nine months ended September 30, (in thousands)
	2017	2018	2017	2018
Operating revenue:
Time charters	$37,315	$40,620	$106,429	$126,788
Voyage charters (*)	32,896	40,223	115,482	105,025

Total operating revenue	$70,211	$80,843	$221,911	$231,813

*	Voyage Charter revenues: Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

We have adopted the new accounting standard ASU 2014-09 for revenue recognition using the modified retrospective method, which incorporates the cumulative effect of prior years in January 1, 2018. Consequently, the revenues for the three and nine months ended September 30, 2017 have not been adjusted.

The adoption of ASU 2014-09 resulted in an increase in voyage charter revenue earned and recognized of $3.7 million for the nine months ended September 30, 2018 (three months ended September 30, 2018: an increase in revenue of $3.4 million); an increase in voyage expenses recognized of $1.4 million for the nine months ended September 30, 2018 (three months ended September 30, 2018: an increase in voyage expenses of $0.9 million); and a decrease in broker commissions of $26,000 for the nine months ended September 30, 2018 (three months ended September 30, 2018: an increase in broker commissions of $56,000). The net effect on the income statement for the nine months ended September 30, 2018 is a decrease in net loss of $2.3 million (three months ended September 30, 2018: a decrease in net loss of $2.5 million).

The Company calculated that adoption of ASU 2014-09 resulted in the following changes to the balance sheet as at September 30, 2018: accrued income decreased by $1.4 million; prepaid expenses and other current assets increased by $0.3 million; accrued expenses and other liabilities reduced by $0.04 million and retained earnings increased by $1.0 million.

Remaining Performance Obligations

The following table presents future committed revenue from contracts with customers, arising from remaining performance obligations as at September 30, 2018.

	Less than 1 year	1 – 2 years	2 – 5 years	More than 5 years	Total
	(in thousands)
Total committed revenue	$121,905	$78,759	$152,564	$78,405	$431,633

The table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied, or partially unsatisfied, including unexpired time charters, at September 30, 2018. ASU 2014-09 requires disclosure based on time bands that would be the most appropriate for the duration of the remaining performance obligations. The company uses one year time bands for contracts with up to two years in remaining duration, then up to and more than five years thereafter.

As at September 30, 2018, the amount allocated to costs incurred to obtain or fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences is $0.3 million and is reflected on the company’s consolidated balance sheet within prepaid expenses and other current assets. This will be recognized over the duration of the performance obligation on a time basis, which is expected to occur within one year.

In presenting the information above, the company has applied the transition practical expedient in paragraph 606-10-65-1(f)(3) and has not disclosed the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the company expects to recognize that amount as revenue for the comparative quarter ended September 30, 2017.

On January 1, 2018 the Company adopted ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight classification issues related to the statement of cash flows:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon bonds;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

This standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

On January 1, 2018 the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance U.S. GAAP for interim reporting. As such, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2017 included in our Form 20-F filed on March 5, 2018. The results for the nine months ended September 30, 2018 are not necessarily indicative of results for the full 2018 fiscal year or any other future periods.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which, among other things, requires lessees to recognize most leases on-balance sheet. This will increase their reported assets and liabilities—in some cases very significantly. Lessor accounting remains substantially similar to current U.S. GAAP. ASU 2016-02 supersedes Topic 840, Leases. ASU 2016-02 is effective for public business entities, certain not-for-profit entities, and certain employee benefit plans, for annual and interim periods in fiscal years beginning after December 15, 2018. ASU 2016-02 mandates a modified retrospective transition method for all entities. On adoption, the new standard will impact on the way in which our operating leases, expected to relate to long-term commitments for our offices in London, New York and Gdynia, are recorded, presented and disclosed in our consolidated financial statements. The Company will, in respect of all material lease contracts, recognize a right of use (“ROU”) asset on the balance sheet, representing the right to use the asset for a specified period of time, and a corresponding liability. The lease liability will be recognized at the present value of the future lease payments and the ROU asset will equal the lease liability, adjusted for lease incentives provided by the lessor and any indirect costs. The subsequent measurement of the lease will result in the recognition of an interest expense and amortization of the ROU asset over the remaining length of the lease term.

The Company is currently assessing and quantifying the impact that this update will have on its consolidated financial statements and related disclosures.

2.	Vessels in Operation

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2017	$2,056,722	$36,275	$2,092,997
Additions	(69)	4,875	4,806
Disposal	—	(9,292)	(9,292)

September 30, 2018	$2,056,653	$31,858	$2,088,511

Accumulated Depreciation
December 31, 2017	$332,708	$20,150	$352,858
Charge for the period	50,846	6,088	56,934
Disposal	—	(9,292)	(9,292)

September 30, 2018	$383,554	$16,946	$400,500

Net Book Value
December 31, 2017	$1,724,014	$16,125	$1,740,139

September 30, 2018	$1,673,099	$14,912	$1,688,011

The net book value of vessels that serve as collateral for the Company’s bank loans was $1.52 billion at September 30, 2018.

3.	Investment in equity accounted joint venture

(in thousands)
Investment in equity accounted joint venture at January 1, 2018	$—
Equity contributions to joint venture entity	25,000
Capitalized interest	519
Other payments	475

Investment in equity accounted joint venture at September 30, 2018	$25,994

On January 30, 2018, the Company entered into the Export Terminal Joint Venture, pursuant to which the Company has a 50% economic interest in building and operating the Marine Export Terminal.

4.	Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at September 30, 2018 and December 31, 2017:

	December 31, 2017	September 30, 2018
	(in thousands)
Current Liability
Current portion of long-term debt	$(83,352)	$(72,012)
Less: current portion of deferred financing costs	1,793	1,751

Current portion of secured term loan facilities, net of deferred financing costs	$(81,559)	$(70,261)

Non-Current Liability
Secured term loan facilities net of current portion	$(688,838)	$(657,788)
Less: non-current portion of deferred financing costs	7,180	5,870

Non-current secured term loan facilities, net of current portion and non-current deferred financing costs	$(681,658)	$(651,918)

5.	Senior Unsecured Bond

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. Interest is payable semi-annually in arrears on February 10 and August 10.

The Company may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed from February 11, 2019 until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 until August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, plus accrued interest.

The bond agreement covering the 2017 Bonds (the “2017 Bond Agreement”) contains an option to issue additional bonds up to a maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million; (b) to maintain an interest coverage ratio (as defined in the bond agreement) of not less than 2.25:1; and (c) maintain a Group equity ratio of minimum 30% (as defined in the bond agreement). At September 30, 2018, the Company was in compliance with all covenants for the 2017 Bonds.

The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since September 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs at December 31, 2017 and September 30, 2018:

	December 31, 2017	September 30, 2018
	(in thousands)
Senior Unsecured Bond
Total Bond	$(100,000)	$(100,000)
Less deferred financing costs	1,416	1,075

Total Bond, net of deferred financing costs	$(98,584)	$(98,925)

6.	Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at September 30, 2018 and December 31, 2017 consist of cash and cash equivalents, and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2017 Bonds.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The 2017 Bonds are classified as a level two liability and the fair value has been calculated based on the most recent trades of the bond on the Oslo Børs prior to September 30, 2018.

The fair value of secured term loan facilities and revolving credit facilities is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR. This has been categorized at level three on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities. The table excludes accounts receivable, accrued expenses and other liabilities and accounts payable.

		December 31, 2017		September 30, 2018
Financial Asset/Liability	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	62,109	62,109	50,458	50,458
Senior unsecured bond	Level 2	(100,000)	(96,775)	(100,000)	(98,332)
Secured term loan facilities and revolving credit facility	Level 3	(772,191)	(636,220)	(729,800)	(602,474)

7.	Earnings per share

Basic and diluted earnings per share is calculated by dividing the net income available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net income available to common shareholders and adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The calculation of both basic and diluted number of weighted average outstanding shares of:

	September 30, 2017	September 30, 2018
Basic and diluted net income/(loss) available to common shareholders (in thousands)	$3,899	$(1,840)
Basic weighted average number of shares	55,531,831	55,620,149
Effect of dilutive potential share options*:	345,332	—

Diluted weighted average number of shares	55,877,163	55,620,149

*	Due to a loss for the nine months ended September 30, 2018, no incremental shares are included because the effect would be antidilutive.

8.	Share-Based Compensation

On March 20, 2018, the Company granted 29,898 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $12.04 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 63,728 restricted shares to the Chief Executive Officer of the Company and a further 32,916 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.04 per share. All these restricted shares vest on the third anniversary of the grant date.

During the nine months ended September 30, 2018, there were 28,194 shares that were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $12.77 per share, which vested at a fair value of $325,641.

On March 23, 2017, the Company granted 28,194 restricted shares under the 2013 Plan to non-employee directors with a weighted average value of $12.77 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 42,023 restricted shares to the Chief Executive Officer of the Company and a further 23,458 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.77 per share. All these restricted shares vest on the third anniversary of the grant date.

During the year ended December 31, 2017, there were 22,782 shares that were previously granted under the 2013 Plan to non-employee directors with a weighted average grant value of $15.80 per share, which vested at a fair value of $305,279 and 2,500 shares previously granted to an officer of the Company with an average grant value of $19.59 vested at a fair value of $24,888.

Restricted share grant activity for the year ended December 31, 2017 and nine months ended September 30, 2018 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2017	75,120	$15.93	1.59 years	$698,616
Granted	93,675	12.77
Vested	(25,282)	16.17

Balance as of December 31, 2017	143,513	$13.82	1.49 years	$1,413,603
Granted	126,542	12.04
Vested	(28,194)	12.77
Forfeited	(3,673)	14.16

Balance as of September 30, 2018	238,188	$12.99	1.56 years	$2,882,075

Using the straight-line method of expensing the restricted share grants, the weighted average estimated value of the restricted shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the nine months ended September 30, 2018, the Company recognized $863,685 in share-based compensation costs relating to share grants (nine months ended September 30, 2017: $635,645). As of September 30, 2018, there was a total of $1,651,743 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2017: $1,027,683) which are expected to be recognized over a weighted average period of 1.56 years (December 31, 2017: 1.49 years).

Share options previously issued under the 2013 Plan are exercisable from the third anniversary of the grant date up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Options activity during the year ended December 31, 2017 and the nine months ended September 30, 2018 was as follows:

Options	Number of non-vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2017	373,740	$21.54	7.70	—
Forfeited during the year	(5,000)	23.85	—	—
Vested	(214,055)	24.19	—	—

Balance as of December 31, 2017	154,685	$17.80	7.70	—
Forfeited	(1,500)	17.80	—	—
Vested	(153,185)	17.80	—	—

Balance as of September 30, 2018	—	—	—	$—

On April 14, 2017, 194,055 share options granted previously at an option price of $24.29 became exercisable and on October 14, 2017, 20,000 share options became exercisable at an option price of $23.18. On March 17, 2018, 153,185 share options granted on March 17, 2015 at an option price of $17.80 became exercisable. None of the options were exercised as of September 30, 2018.

During the nine months ended September 30, 2018, the Company recognized a credit of $99,902 in share-based compensation costs (nine months ended September 30, 2017: expense of $483,037) relating to the forfeiture of options granted under the 2013 Plan, which was recognized in general and administrative costs. As of September 30, 2018, there were no unrecognized compensation costs (December 31, 2017: $85,898) relating to non-vested options under the 2013 Plan.

9.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of September 30, 2018.

	Remainder of 2018	2019	2020	2021	2022	Thereafter	Total
		(in thousands)
Ethylene terminal capital contributions *	16,000	86,000	28,000	—	—	—	130,000
Secured term loan facilities and revolving credit facilities	19,062	70,600	128,725	60,600	302,461	148,352	729,800
2017 Bonds	—	—	—	100,000	—	—	100,000
Office leases	379	1,516	1,303	1,151	111	—	4,460

Total contractual obligations	$35,441	$158,116	$158,028	$161,751	$302,572	$148,352	$964,260

*

On November 7, 2018, the Company made a capital contribution of $11.0 million reducing the expected contributions required for the remainder of 2018 from $16.0 million to $5.0 million for the Export Terminal Joint Venture.

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual option to terminate in January 2022. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York commencing on June 1, 2017 and expiring on May 31, 2020. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from April 2017. The gross rent per year is approximately $60,000.

10.	Subsequent Events

On May 29, 2018, the Company announced the beginning of construction on the Marine Export Terminal. In November 2018 we contributed a further $11.0 million to the Export Terminal Joint Venture, in addition to the $25.0 million contributed up to September 30, 2018, of our expected share of the approximate $155.0 million capital cost of the Marine Export Terminal from the company’s available cash resources and the proceeds of the 2018 Bonds (as defined below).

On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $72.0 million) with Norsk Tillitsmann ASA as the bond trustee (the “2018 Bonds”). The Company expects to use the net proceeds to partially finance its portion of the capital cost of construction of the Export Terminal Joint Venture. The 2018 Bonds are secured by four of the Company’s ethylene vessels. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM, which is operated and organized by Oslo Børs ASA. Interest on the 2018 Bonds is payable quarterly at 3 month NIBOR plus 6.0% per annum, calculated on a 360-day year basis. The 2018 bonds will mature in full in November 2023

EXHIBITS

The following exhibit is filed as part of this report on Form 6-K:

4.1	Bond Agreement, dated November 1, 2018 by and among Navigator Holdings Ltd., as issuer and the Nordic Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 13, 2018	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer